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SECURITIES ... COMMISSION
Washington, D.C. ...549

SEC FILE NUMBER
8-65274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 28 2003
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 29 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMERALD BAY CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK AVENUE SUITE 540
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHYLLIS HENDERSON 516 681 1027
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL GAYNES, CPA
(Name — if individual, state last, first, middle name)

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NY 11803
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMERALD BAY CAPITAL MANAGEMENT LLC, as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


Notary Public - State of Kansas
ANTONIA GERONIMO
My Appointment Expires 10/5/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

EMERALD BAY CAPITAL MANAGEMENT LLC

DECEMBER 31, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH. D.C.
187
SECTION

INDEX TO THE FINANCIAL STATEMENTS

OF

EMERALD BAY CAPITAL MANAGEMENT LLC

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Emerald Bay Capital Management LLC
New York, New York

I have audited the accompanying statement of income of Emerald Bay Capital Management LLC as of December 31, 2002, the related statements of income, statement of cash flows, statement of changes in members equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerald Bay Capital Management LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PAUL GAYNES, CPA

Plainview, NY
March 18, 2003

EMERALD BAY CAPITAL MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Exhibit A

ASSETS

Cash and cash equivalents	$ 54,709
Other assets	67,426
Total Assets	$ 122,135

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 33,685
Payables to affiliates	4,426
Total liabilities	38,111
Member's equity	84,024
Total liabilities and member's equity	$ 122,135

The accompanying notes are an integral part of this statement.

EMERALD BAY CAPITAL MANAGEMENT LLC
STATEMENT OF OPERATIONS
PERIOD FROM JANUARY 29, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

Exhibit B

REVENUE	
Interest and dividend income	$ 8
LABOR EXPENSES	
Salaries and wages	$ 155,725
Payroll taxes	14,297
Benefits	6,934
Employee recruiting costs	17,779
Total labor expenses	194,735
OTHER OPERATING EXPENSES	
Advertising and marketing	$ 49,557
Professional fees	103,234
Travel and entertainment	21,278
Office expenses	34,315
Dues and subscriptions	26,497
Filing fees	56,764
Total other operating expenses	291,645
CONTRACT SERVICES	105,394
Total operating expenses	591,774
EXPENSE REIMBURSEMENTS	(630,791)
Net increase in member's equity resulting from operations	$ 39,017

The accompanying notes are an integral part of this statement.

EMERALD BAY CAPITAL MANAGEMENT LLC
STATEMENT OF CASH FLOWS
PERIOD FROM JANUARY 29, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES	
Net increase in member's equity resulting from operations	$ 39,024
Adjustments to reconcile net increase in member's equity resulting From operations to net cash provided by operating activities:	
Increase in other assets	(61,129)
Increase in accounts payable and accrued expenses	33,685
Increase in due to related parties	3,946
Net cash provided by operating activities	15,526
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	45,000
Net increase in cash and cash equivalents	60,526
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 60,526

The accompanying notes are an integral part of this statement.

EMERALD BAY CAPITAL MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM JANUARY 29, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

Exhibit D

Balance at January 29, 2002 (inception)	$ 0
Contributions	45,000
Net increase in member's equity resulting from operations	39,024
Balance at December 31, 2002	$ 84,024

The accompanying notes are an integral part of this statement.

EMERALD BAY CAPITAL MANAGEMENT LLC
COMPILATION OF NET CAPITAL AS AT DECEMBER 31, 2002

Schedule 1

NET CAPITAL

Total assets	$122,135
Total liabilities	(38,111)
Less: Non Allowable Assets	(67,426)
Less: Haircuts	0
Net Capital	16,598
Required Net Capital	6,000
Excess Net Capital	$ 10,598

AGGREGATE INDEBTEDNESS

Net Capital	16,598
AI Factor (Maximum)	8
Maximum Aggregate Indebtedness	132,784
Actual AI	38,111
Excess	$ 94,673

The accompanying notes are an integral part of this statement.

EMERALD BAY CAPITAL MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Emerald Bay Capital Management LLC is a limited liability company formed on January 29, 2002 under the laws of the State of Delaware.

The Company is registered as a broker with the Securities and Exchange Commission to deal as an underwriter or selling group participant for Corporate securities other than mutual funds, to sell tax sheltered and limited partnerships in primary distributions, and to sell private placement securities.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Emerald Bay Capital Management LLC
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Emerald Bay Capital Management LLC for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Emerald Bay Capital Management LLC that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,



PAUL GAYNES, CPA

Plainview, New York
March 18, 2003